

Mail Stop 3720

June 30, 2006

J. Timothy Bryan
Chief Executive Officer
ICO Global Communications (Holdings) Limited
Plaza America Tower I
11700 Plaza America Drive, Suite 1010
Reston, VA 20190

> **RE:** **ICO Global Communications (Holdings) Limited**
> **Amendment No. 1 to Form 10**
> **Filed June 26, 2006**
> **File No. 0-52006**

Dear Mr. Bryan:

We have reviewed the above filing and your response letter dated June 26, 2006, and we have the following comments. Where indicated, we think that you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a recent public announcement that ICO North America intends to commence an offering of up to $400 million of senior notes, which will be secured by most of the assets of ICO North America and its subsidiaries and will be convertible into ICO North America common stock. In your response to this comment letter, and with a view towards further disclosure, confirm that this debt offering is distinct from the $650 million in 7.5% notes ICO North America sold in August 2005. Revise relevant sections of the Form 10, including MD&A, to disclose the status and terms of the debt offering and how you intend to use the

proceeds. Further, clarify how you and your subsidiary will remain in compliance with the indenture governing the 7.5% notes by offering up to $400 million in debt. We note that Section 5.09 of the indenture sets forth numerous restrictions on the company incurring additional indebtedness, and that Section 7.01 of the indenture specifies that failure to comply with the restrictions on additional indebtedness is an "event of default."

2.   Please note that we are currently processing your application for confidential treatment, and that any comments on that application will follow under separate cover.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Risks and Uncertainties, page 41

3.   Revise the first bullet point to clarify how many total FCC milestones your company faces with regard to the operation of your MSS satellite system, as well as the number of those milestones that you have achieved as of a recent date.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: John L. Flynn, General Counsel
         Via Facsimile: (703) 964-1401